[FLAMEL TECHNOLOGIES, S.A. LETTERHEAD]

February 26, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Flamel Technologies, S.A. Registration Statement on Form F-3 Filed February 12, 2014 File No. 333-193898

Dear Mr. Riedler:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 25, 2014 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-3 (File No. 333-193898), filed by Flamel Technologies, S.A. (“we,” “us,” “our” or the “Company”). We have also filed today, Pre-effective Amendment No. 1 to the Registration Statement on Form F-3 (the “Amended F-3”) that reflects the response provided below.

For your convenience, we have set forth the Staff’s comment from the Comment Letter in bold typeface and have included the Company’s response below it.

Exhibit 5.1

1.	The legal opinion filed as Exhibit 5.1 must include counsel’s opinion as to whether the shares being offered are “legally issued,” “fully paid,” and “non-assessable” as those terms are understood under U.S. law. Please file a revised opinion. We refer you to Section II.B.1.c of Staff Legal Bulletin No. 19.

Response:

We have included as Exhibit 5.1 to the Amended F-3 a revised legal opinion addressing the Staff’s comment.

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United States Securities and Exchange Commission

February 26, 2014

In preparing this response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (636) 449-1840.

Sincerely,

/s/ Phillandas T. Thompson

Phillandas T. Thompson
Senior Vice President and General Counsel